# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Turn Therapeutics Inc., CIK 0002023016
CUSIP: 90021W105
Title of class of securities: common stock
Address of issuer's principal executive offices: 250 NORTH WESTLAKE BLVD., # 210, WESTLAKE VILLAGE, California (CA), 91362
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087366

## Reporting persons
- Bradley Burnam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,716,260; shared voting power 0; sole dispositive power 15,716,260; shared dispositive power 0; aggregate amount beneficially owned 15,716,260 (52.76% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of 15,716,260 shares of common stock, par value $0.0001 per share ("common stock"), of the Issuer, including shares issuable upon exercise of stock options that are exercisable within 60 days as of April 2, 2026 and held as of record by BEB Holdings, LLC. The Reporting Person is the sole member of BEB Holdings, LLC and has sole voting and dispositive power with regard to the shares held by BEB Holdings, LLC.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) the 29,788,040 shares of common stock outstanding as of March 30, 2026, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Turn Therapeutics Inc.
Address of issuer's principal executive offices: 250 NORTH WESTLAKE BLVD., # 210, WESTLAKE VILLAGE, CA,91362

## Item 2. Person Filing
Name of person filing: Bradley Burnam
Address of principal business office or, if none, residence: C/O TURN THERAPEUTICS INC. 250 NORTH WESTLAKE BLVD., #210 WESTLAKE VILLAGE, CA, 91362
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,716,260
Percent of class: 52.76%
Sole power to vote or to direct the vote: 15,716,260
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,716,260
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bradley Burnam: /s/ Bradley Burnam, Bradley Burnam (04/06/2026)